UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

____________

FORM 11-K
____________

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ________________ to __________________

Commission file number 001-00368

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583
____________

PN:001

CHEVRON
EMPLOYEE SAVINGS INVESTMENT PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

TOGETHER WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2019 AND 2018

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN

TABLE OF CONTENTS

PAGE
Report of Independent Registered Public Accounting Firm	1 - 2
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2019	4
Notes to Financial Statements	5 - 14
Supplemental Schedule:

Schedule H - Part IV, Line 4(i) - Schedule of Assets Held as of December 31, 2019	15 - 23

All other schedules required by Section 2520.103-10 of the U.S. Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Plan Administrator
Chevron Employee Savings Investment Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Chevron Employee Savings Investment Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets held as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Morris Davis Chan & Tan LLP

We have served as the Plan's auditor since 2007.

Alameda, California
June 18, 2020

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2019 AND 2018
(thousands of dollars)

	2019	2018

Assets

Investments - at fair value:
Chevron Corporation common stock	$6,556,685	$6,391,667
Registered investment companies	4,175,180	4,613,893
Fidelity BrokerageLink	294,967	253,655
Collective investment funds	7,100,297	5,130,231
Separate Account	502,147	435,223
Total investments	18,629,276	16,824,669

Transfer due from Pasadena Refining System Inc. Employees' Savings Plan	34,522	—
Notes receivable from participants	111,230	113,659
Due from broker for securities sold	3,461	549

Total assets	18,778,489	16,938,877

Liabilities	—	—

Net assets available for benefits	$18,778,489	$16,938,877
The accompanying notes are an integral part of these financial statements.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2019
(thousands of dollars)

Additions

Contributions:
Employer contributions	$283,596
Participant contributions	346,866
Participant rollovers	87,637
Total contributions	718,099

Investment income
Net depreciation in fair value of investments	2,708,416
Dividends	402,761
Interest	18,638
Total investment income	3,129,815

Interest on notes receivable from participants	4,071

Total additions	3,851,985

Deductions

Distribution to participants	2,043,143
Administrative fees	3,752
Total deductions	2,046,895

Transfer due from Pasadena Refining System Inc. Employees' Savings Plan	34,522

Net increase	1,839,612

Net assets available for benefits:
Beginning of year	16,938,877

End of year	$18,778,489

The accompanying notes are an integral part of these financial statements.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

NOTE 1 - Description of the Plan

The following description of the Chevron Employee Savings Investment Plan (ESIP or the Plan), provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that is intended to be a qualified profit-sharing plan under section 401(a) of the Internal Revenue Code of 1986 (the Code), as amended, a qualified cash or deferred arrangement under section 401(k) of the Code, and, effective December 1, 1989, to include a leveraged Employee Stock Ownership Plan (ESOP) qualified under section 4975(e)(7) of the Code.

Plan Sponsor/Administrator. Chevron Corporation (the Corporation) is the Plan Sponsor and the Plan Administrator of the ESIP. It has the authority to appoint one or more trustees to hold the assets of the Plan and to appoint a recordkeeper. In its capacity as fiduciary, the Corporation makes such rules, regulations and computations and takes whatever action is necessary to administer the Plan in accordance with provisions of the Code and the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligibility. Employees of the Corporation and each other participating company (Company) or employees who are represented by a labor organization that has bargained for and agreed to participation in the Plan are eligible to join the Plan if they are on the U.S. payroll.

Contributions. Participants may contribute up to 75 percent of regular pay as combined basic (1 or 2 percent) and supplemental (up to 73 percent) contributions. For 2019, the maximum contribution amount on a before-tax and Roth 401(k) basis was the annual Code limit of $19,000 for participants under age 50 and $25,000 for participants age 50 and up. The Plan has a fixed match feature. The Company will match 4 percent of regular pay on the first 1 percent of the participant’s basic contribution to the Plan or 8 percent of regular pay on the first 2 percent of the participant’s basic contribution to the Plan. Both participant and company match contributions to the Plan ceased when a participant reached regular pay of $280,000 for 2019.

The Company matching contribution is made in cash and distributed according to the participants’ current payroll deduction distribution elections. Participants may elect to receive dividends on shares in their Chevron Stock and Chevron ESOP accounts as a taxable distribution or reinvest the dividends into their Chevron Stock account.

Vesting. Employees are always fully vested in all contributions to their accounts, as well as the investment income earned from all contributions to the Plan.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

NOTE 1 - Description of the Plan (Continued)

Participant Accounts. Contributions are invested in various investment options offered within the Plan. Employee contributions are comprised of basic and supplemental contributions and rollover contributions from other qualified retirement plans or from a rollover IRA, on a pre-tax, after-tax, or Roth 401(k) basis.

Trustee. Fidelity Management Trust Company and Fidelity Workplace Services, LLC are the Plan’s trustee and the recordkeeper, respectively (collectively referred herein as Fidelity). Fidelity also performs the custodial and administrator functions for the Dodge & Cox Income Separate Account (Separate Account). The trustee has the authority to manage the assets of the Plan in accordance with the terms of the service agreements.

Notes Receivable from Participants. The Plan loan provision allows participants to borrow funds from their Plan account, subject to certain restrictions and limitations. Participants may borrow up to the lesser of $50,000 or 50% of their total account balance or the value of the account(s) used to fund the loan. The minimum loan is $1,000. The minimum term for repayment of any loan is 6 months and the maximum term is 5 years. However, the maximum term for repayment of a loan to purchase the participant’s principal residence is 25 years. Loans bear a fixed rate of interest equal to 2 percent plus the average one-year jumbo certificate of deposit rate, as published in The Wall Street Journal on the last Wednesday of the preceding month. Interest rates charged during 2019 and 2018 ranged from 2.23% to 9.50%. Most loan repayments are made through payroll deductions and the principal and interest paid by the participants are reinvested in the participants’ accounts. Notes receivable from participants totaled $111,230,223 and $113,659,420 as of December 31, 2019 and 2018, respectively.

Plan Termination. The Corporation expects to continue the ESIP indefinitely but has the authority to amend or terminate the ESIP at any time. In the event of a plan termination, the trust fund shall continue until any previously unallocated assets of the Plan are allocated to accounts and distributed to participants or beneficiaries in accordance with applicable law and pursuant to written rules and procedures adopted by the Corporation prior to such termination. In addition, upon plan termination, neither the Corporation nor any other person shall have a liability or obligation to provide additional benefits. Participants or beneficiaries shall obtain benefits solely from the trust fund.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

NOTE 1 - Description of the Plan (Continued)

Plan Expenses. In accordance with the Department of Labor’s (DOL) rules under ERISA section 408(b)(2), total all-in fees are disclosed by the service provider. In accordance with these DOL rules, recordkeeping and trustee fees are unbundled and paid by the participants. Other administrative expenses relating to the Plan, including audit fees and participant education retirement services are paid by the Plan to the extent Plan forfeiture funds or Interest Credit Account funds are sufficient. If not, such fees are paid by the Corporation. Certain Chevron employee and administrative costs are being reimbursed to the Corporation by the Plan.

NOTE 2 - Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

Basis of Accounting. The financial statements of the ESIP are presented on the accrual basis of accounting.

Investment Valuation and Income Recognition. Investments are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in the core and supplemental options are valued on each business day on which the New York Stock Exchange is open for trading to reflect contributions, distributions, income, expenses, gains and losses. The difference between cost and market value represents unrealized appreciation or depreciation as of the reporting date. The valuation of the underlying securities in Fidelity Brokerage Link are determined by Fidelity Brokerage Service daily.

Net appreciation (depreciation) in fair value of investments includes realized gains (losses) and unrealized appreciation (depreciation).

Realized gains (losses) on investments are based on sales proceeds less average cost. Sales and purchases between participants are included in realized gains (losses). Security purchases and sales are recorded as of the trade date for such transactions.

Dividend income earned on investments held and interest income earned on funds pending investment are recorded on an accrual basis.

Notes Receivable from Participants. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan rules.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

NOTE 2 - Summary of Significant Accounting Policies (Continued)

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

NOTE 3 - Fair Value Measurements (Continued)

•	Common and preferred stocks are valued at the closing price reported on the active market on which the individual securities are traded.

•	Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year end.

•	Corporate bonds are valued at the closing price reported in the active market in which the bond is traded.

•
Collective investment funds are stated at fair value as determined by the issuers based on the unit values of the funds. Unit values are determined by dividing the fund’s net assets, which represents the unadjusted prices in active markets of the underlying investments, by the number of units outstanding at the valuation date.

•	Mortgages are valued on the basis of their future principal and interest payments discounted at prevailing interest rates for similar investments.

•	U.S. government securities are valued at the closing price reported in the active market in which the individual security is traded.

•	Asset-backed securities are priced based on a compilation of primarily observable market information.

•	Cash equivalents are valued at cost, which approximates fair value.

•	Investments in Fidelity BrokerageLink hold shares of registered investment companies.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

NOTE 3 - Fair Value Measurements (Continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2019 and 2018:

	Investments at Fair Value (in thousands) as of December 31, 2019
	Level 1	Level 2	Level 3	Total

Common stocks	$6,556,685	$—	$—	$6,556,685
Registered investment companies	4,175,180	—	—	4,175,180
Fidelity BrokerageLink	294,967	—	—	294,967
Collective investment funds	—	7,100,297	—	7,100,297
Separate Account:
Preferred stock	—	4,486	—	4,486
Corporate bonds	—	177,232	—	177,232
Mortgages	—	172,487	—	172,487
U.S. government securities	—	102,496	—	102,496
Asset-backed securities	—	25,581	—	25,581
Cash equivalents	—	16,423	—	16,423
Receivables	—	4,580	—	4,580
Liabilities	—	(1,138)	—	(1,138)
	—	502,147	—	502,147

Total investments, at fair value	$11,026,832	$7,602,444	$—	$18,629,276

	Investments at Fair Value (in thousands) as of December 31, 2018
	Level 1	Level 2	Level 3	Total

Common stocks	$6,391,667	$—	$—	$6,391,667
Registered investment companies	4,613,893	—	—	4,613,893
Fidelity BrokerageLink	253,655	—	—	253,655
Collective investment funds	—	5,130,231	—	5,130,231
Separate Account:
Preferred stock	—	4,277	—	4,277
Corporate bonds	—	177,500	—	177,500
Mortgages	—	156,534	—	156,534
U.S. government securities	—	66,079	—	66,079
Asset-backed securities	—	22,559	—	22,559
Cash equivalents	—	6,340	—	6,340
Receivables	—	3,783	—	3,783
Liabilities	—	(1,849)	—	(1,849)
	—	435,223	—	435,223

Total investments, at fair value	$11,259,215	$5,565,454	$—	$16,824,669

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

NOTE 4 - Investments

At December 31, 2019 and 2018, the following broad range of investment options were available to participants:

Core Funds

Fund Name	Fund Type
Chevron Leveraged ESOP	Company Stock
Chevron Stock	Company Stock
Vanguard Federal Money Market Fund	Money Market
Vanguard Institutional Total Bond Market Index Trust	Fixed Income
Vanguard Short-Term Bond Index Fund	Fixed Income
Vanguard Institutional 500 Index Trust	Large-Cap Stock
Vanguard Institutional Total Stock Market Index Trust *	Growth and Income Stock
Vanguard Institutional Extended Market Trust	Small & Mid-Cap Growth Stock
Vanguard Developed Markets Index Fund	International Stock
Vanguard Small Cap Index Fund *	Small Cap Value Stock
Vanguard REIT Index Fund	Real Estate
Vanguard Emerging Markets Stock Index Fund	International Stock
Vanguard Total World Stock Index Fund *	Global Stock
SSgA US Inflations Protected Bond Fund	Fixed Income
* Fund no longer offered for investment effective July 16, 2019.

Target Date Retirement Funds

Fund Name	Fund Type
Vanguard Target Retirement Income Trust Select	Balanced
Vanguard Target Retirement 2015 Trust Select	Balanced
Vanguard Target Retirement 2020 Trust Select	Balanced
Vanguard Target Retirement 2025 Trust Select	Balanced
Vanguard Target Retirement 2030 Trust Select	Balanced
Vanguard Target Retirement 2035 Trust Select	Balanced
Vanguard Target Retirement 2040 Trust Select	Balanced
Vanguard Target Retirement 2045 Trust Select	Balanced
Vanguard Target Retirement 2050 Trust Select	Balanced
Vanguard Target Retirement 2055 Trust Select	Balanced
Vanguard Target Retirement 2060 Trust Select	Balanced
Vanguard Target Retirement 2065 Trust Select	Balanced

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

NOTE 4 - Investments (Continued)

Supplemental Funds

Fund Name	Fund Type
Dodge & Cox Income Separate Account	Fixed Income
Vanguard Windsor II Fund *	Large-Cap Value Stock
Vanguard PRIMECAP Fund	Large-Cap Growth Stock
American Funds EuroPacific Growth Fund ***	International Stock
Vanguard Value Index Fund **	Large-Cap Value Stock
Capital Group EuroPacific Growth Trust ***	International Stock
*    Fund was no longer offered for investment effective July 16, 2019.
**    Fund was added for investment effective July 16, 2019.
***    The Capital Group EuroPacific Growth Trust replaced the American Funds EuroPacific Growth Fund on
July 17, 2019.

Fidelity BrokerageLink

Through the Fidelity Brokerage Services, LLC, a participant may choose from approximately 10,000 mutual funds from Fidelity and other companies, and Exchange-Traded Funds that are not included in the core or supplemental investment funds. There is a no annual fee charged to participants who use this option. Within each fund offered in the Fidelity BrokerageLink, additional fees may be charged, either accrued within a fund’s pooled price or charged directly on deposits or withdrawals depending upon the investment.

NOTE 5 - Income Taxes

The Plan received a determination letter dated October 23, 2013 from the Internal Revenue Service (IRS) stating that the Plan is qualified with the applicable requirements of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this issuance of the determination letter, the Plan was restated and amended. The Corporation believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as restated and amended, is qualified and the related trust is tax exempt.

The Corporation has reviewed the Plan’s administrative procedures and is of the opinion that they are in accordance with technical compliance requirements of ERISA.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that would not meet the more likely than not standard and be-sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

NOTE 5 - Income Taxes (continued)

December 31, 2019, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2016.

NOTE 6 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes, both positive and negative, in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

As of June 17, 2020, the price of the Corporation's common stock was $91.54 per share which represents a 24% decrease from the price of the Corporation's common stock of $120.51 per share as of December 31, 2019.

NOTE 7 - Related Party Transactions

Plan investments include a Separate Account managed by Fidelity and shares of common stock of the Corporation. Transactions with Fidelity, as the trustee and recordkeeper, and the Corporation, as the Plan Sponsor and Plan Administrator, qualify as party-in-interest transactions.

NOTE 8 - Plan Merger

Effective December 31, 2019, the Pasadena Refining System, Inc. Employees Savings Plan (PRSI Plan) merged into the Plan. Total investments of $35,692,606 and notes receivable from participants of $645,075 were transferred from the PRSI Plan to this Plan as of December 31, 2019. Of the total investments transferred by T. Rowe Price Trust Company (trustee of the PRSI Plan), $1,816,001 in TRP Stable Value N Fund was received by Fidelity as of December 31, 2019, and $33,876,605 in various Target Date Retirement Funds according to the Transfer Instructions were physically received by Fidelity on January 2, 2020.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

NOTE 9 - Subsequent Events

In preparing the Plan’s financial statements, subsequent events and transactions have been evaluated for potential recognition. Plan management determined that there are no subsequent events or transactions that require disclosure to or adjustment in the financial statements except as disclosed below:

•	Chevron adopted the following benefit plan provisions of the March 2020 Coronavirus Aid, Relief, and Economic Security Act (CARES):

–
Added an in-service withdrawal option for “coronavirus-related distributions” of up to $100,000. Participants may repay all or a portion of distributions within three years, and repayments will not count toward annual contribution limits. Distributions under this option will not have tax withheld, and for those under 59 ½, will not be subject to a 10% early withdrawal penalty.

–
Increase limit on “coronavirus-related loans” to $100,000 (from $50,000) or 100% (from 50%) of the present value of the participant’s vested benefit, during the 180-day period from March 27, 2020 through September 23, 2020.

–	Waive required minimum distributions otherwise due to be made in 2020.

•
As a result of the spread of the COVID-19 coronavirus, economic uncertainties have arisen which are likely to negatively impact the Plan.  However, the related financial impact and duration cannot be reasonably estimated at this time.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2019
(thousands of dollars)

(a)	(b)	(c)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Current Value

	COMMON STOCK
*	Chevron Corporation	Common Stock	$6,556,685

	TOTAL COMMON STOCK		6,556,685

	REGISTERED INVESTMENT COMPANIES
*	Vanguard PRIMECAP Fund		1,366,805
*	Vanguard Federal Money Market Fund		1,039,747
*	Vanguard Developed Markets Index Fund		520,517
*	Vanguard Short-Term Bond Fund Index		236,963
*	Vanguard REIT Index Fund		132,772
*	Vanguard Value Index Fund		684,947
*	Vanguard Emerging Market Stock Index Fund		193,429

	TOTAL REGISTERED INVESTMENT COMPANIES		4,175,180

*	FIDELITY BROKERAGELINK		294,967

	COLLECTIVE INVESTMENT FUNDS
*	Capital Group EuropPacific Growth Trust		463,828
*	Vanguard Institutional 500 Index Trust		2,861,541
*	Vanguard Institutional Total Bond Market Index Trust		869,337
*	Vanguard Institutional Extended Market Trust		1,313,399
*	Vanguard Target Date Retirement Trust Select		64,701
*	Vanguard Target Date Retirement Trust 2015 Select		88,718
*	Vanguard Target Date Retirement Trust 2020 Select		294,453
*	Vanguard Target Date Retirement Trust 2025 Select		312,226
*	Vanguard Target Date Retirement Trust 2030 Select		189,108
*	Vanguard Target Date Retirement Trust 2035 Select		145,554
*	Vanguard Target Date Retirement Trust 2040 Select		130,457
*	Vanguard Target Date Retirement Trust 2045 Select		127,849
*	Vanguard Target Date Retirement Trust 2050 Select		89,848
*	Vanguard Target Date Retirement Trust 2055 Select		44,793
*	Vanguard Target Date Retirement Trust 2060 Select		22,897
*	Vanguard Target Date Retirement Trust 2065 Select		5,758
	T. Rowe Price Stable Value N		1,816
	SSgA Inflation Prot Bond Index		74,014

	TOTAL COLLECTIVE INVESTMENT FUNDS		7,100,297

	SEPARATE ACCOUNT
	Preferred Stock
	Citigroup	Capital XIII Preferred Stock 7.875%	4,486

	Corporate Bonds
	AT&T Inc	4.750% 5/15/2046	536
	AT&T Inc	5.650% 2/15/2047	604
	AT&T Inc	4.500% 3/9/2048	2,041
	AT&T Inc	8.750% 11/15/2031	1,166
	AT&T Inc	5.350% 9/1/2040	674
	Abbvie Inc	4.050% 11/21/2039 144A	1,242
	Abbvie Inc	4.250% 11/21/2049 144A	631
	Abbvie Inc	3.200% 11/21/2029 144A	1,983

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2019
(thousands of dollars)

(a)	(b)	(c)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Current Value

BNP PARIBAS	4.375% 5/12/2026 144A	$2,146
Burlington North Santa Fe	5.720% 1/15/2024	102
BNP Paribas US Mtn Sr Prg LLC	4.250% 10/15/2024	3,028
BNP Paribas	4.375% 9/28/2025 144A	726
BNP Paribas US Mtn Sr Prg LLC	4.625% 3/13/2027 14	847
BNSF RY	5.629% 4/1/2024	126
BNSF Railway Co	5.996% 4/1/2024	285
Bank of America Funding Corp	4.200% 8/26/2024	429
Bank of America Funding Corp	4.250% 10/22/2026	2,207
Bank Of America Corporation	3.004%/VAR 12/20/2023	3,513
Bank One Corp	8.750% 9/1/2030	656
Barclays PLC (Ungtd)	4.375% 9/11/2024	1,128
Barclays PLC (Ungtd)	4.836% 5/9/2028	1,212
Bayer Us Fin Ii Llc	4.250% 12/15/2025 144A	755
Bayer Us Fin Ii Llc	4.375% 12/15/2028 144A	1,663
Boston PPTY Ltd Mtn	4.125% 5/2021	977
Boston PPTY Ltd Mtn	3.650% 2/1/2026	1,482
Burlington No 99-2	7.570% 1/2/2021	11
Burlington No	3.050% 9/1/2022	591
Burlington No	3.850% 9/1/2023	504
Cemex Finance LLC	6.000% 4/1/2024 144A	984
Cigna Corp	3.750% 7/15/2023	2,358
Cigna Corp	4.125% 11/15/2025	461
Cigna Corp	4.375% 10/15/2028	1,079
Cigna Corp	7.650% 3/1/2023 144A	310
Cigna Corp	7.875% 5/15/2027 144A	303
CRH Amer Inc	3.875% 5/18/2025 144A	1,254
CSX Transportation Inc	9.750% 6/15/2020	103
CSX Transportation Inc	6.251% 1/15/2023	115
CVS Health Corp	4.100% 3/25/2025	483
CVS Health Corp	4.300% 3/25/2028	1,419
CVS Health Corp	4.780% 3/25/2038	595
Capital One Financial Corp	3.500% 6/2023 WI	857
Capital One Financial Corp	4.200% 10/29/2025	1,240
Capital One Financial Corp	3.900% 1/29/2024	821
Cemex Sab De CV	6.125% 5/5/2025 144A	2,938
Charter Comm Oper Llc/Cap Corp	6.484% 10/23/2045	6,491
Charter Comm Oper Llc/Cap Corp	5.375% 5/1/2047	979
Charter Comm Oper Llc/Cap Corp	5.750% 4/1/2048	1,106
Cox Communications Inc	NEW 3.350% 9/15/26 144A	3,251
Cox Communications Inc	NEW 3.500% 8/15/2027 144A	1,567
Dillards Inc	7.750% 7/15/2026	237
Dillards Inc	7.750% 5/15/2027	143
Dillards Inc	7.000% 12/1/2028	311
Disney (Walt) Co	6.200% 12/15/2034	98
Disney (Walt) Co	6.650% 11/15/2037	1,156
Dominion Resource Inc	VA NEW STEP 4/1/2021	410
Dominion Resource Inc	5.750% VAR 10/1/2054	2,236
Dominion Energy Inc	2.579% 7/1/2020	326
Dow Chemical Co	7.375% 11/1/2029	636
Dow Chemical Co	9.400% 5/2039	2,784
ERP Operating LP	4.625% 12/15/2021	755
ERP Operating LP	3.000% 4/15/2023	643

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2019
(thousands of dollars)

(a)	(b)	(c)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Current Value

ERP Operating LP	2.850% 11/1/2026	$897
Turlock Corp	2.750% 11/2/2022	663
Elanco Animal Health Inc Var	4.272% 8/28/2023	264
Elanco Animal Health Inc Var	3.912% 8/27/2021	256
Elanco Animal Health Inc Var	4.900% 8/28/2028	625
Enel Finance Intl NV Company	6.800% 9/15/2037 144A	1,727
Enel Finance Intl NV Company	6.000% 10/7/2039 144A	1,760
Fed Express	6.720% 7/15/2023	72
Ford Motor Credit Co LLC	8.125% 1/15/2020	301
Ford Motor Credit Co LLC	5.875% 8/2/2021	3,454
Ford Motor Credit Co LLC	4.375% 8/6/2023	468
Ford Motor Credit Co LLC	4.140% 2/15/2023	1,080
Ford Motor Credit Co LLC	3.813% 10/12/2021	916
Ford Motor Credit Co LLC	5.596% 1/7/2022	1,027
HCA Inc	4.125% 6/15/2029	689
HCA Inc	5.250% 6/15/2049	1,143
HSBC Holdings Plc	6.500% 5/2/2036	2,537
HSBC Holdings Plc	6.500% 9/15/2037	2,510
HSBC Holdings Plc	5.100% 4/5/2021	534
HSBC Holdings Plc	4.300% 3/8/2026	435
HSBC Holdings Plc	3.600% 5/25/2023	1,329
Imperial Tobacco Finance	3.875% 7/26/2029 144A	1,209
Imperial Tobacco Finance	4.250% 7/21/2025 144A	4,718
JPMorgan Chase & Co	3.875% 9/10/2024	909
JPMorgan Chase & Co	4.250% 10/1/2027	1,963
JPMorgan Chase & Co	3.797%/VAR 7/23/2024	2,186
Kinder Morgan Mtn	6.500% 9/1/2039	1,997
Kinder Morgan Energy	5.000% 3/1/2043	1,237
Kinder Morgan Inc Del	5.550% 6/1/2045	1,494
Lloyds Banking Group Plc	4.582% 12/10/2025	541
Lloyds Banking Group Plc	4.500% 11/4/2024	1,544
Lloyds Banking Group Plc	4.650% 3/24/2026	1,521
May Dept	6.700% 7/15/2034	940
Myriad Int Holding BV Company	6.000% 7/18/2020 144A	1,293
Myriad Int Holding BV Company	5.500% 7/21/2025 144A	3,215
Myriad Int Holding BV Company	4.850% 7/6/2027 144A	1,307
Nordstrom Inc	6.950% 3/15/2028	150
Occidental Petroleum Corp	3.200% 8/15/2026	278
Occidental Petroleum Corp	2.900% 8/15/2024	2,183
Pemex Proj Fdg Master Tr	6.625% 6/15/2035	1,458
Petrobras Global Finance Bv	6.900% 3/19/2049	851
Petrobras Global Finance Bv	5.093% 1/15/2030 144A	1,892
Petroleos Mexicanos Company	6.375% 1/23/2045	1,213
Petroleos Mexicanos Company	6.875% 8/4/2026	933
Petroleos Mexicanos Company	6.750% 9/21/2047	656
Petroleos Mexicanos Company	6.500% 3/13/2027	2,437
Petroleos Mexicanos Company	6.350% 2/12/2048	1,880
Provident Company	7.250% 3/15/2028	229
Relx Capital Company	3.500% 3/16/2023	831
Reed Elsevie	3.125% 10/2022	1,277
Rio Oil Finance Trust	7/6/2024 144A	2,791
Rio Oil Finance Trust	9.750% 1/6/2027 144A	1,935
Rio Oil Finance Trust	8.200% 4/6/2028 144A	1,397

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2019
(thousands of dollars)

(a)	(b)	(c)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Current Value

Royal Bk Scotlnd Grp Plc	6.000% 12/19/2023	$1,223
Royal Bk Scotlnd Grp Plc	6.125% 12/15/2022	4,649
Telecom Italia Capital Company	7.200% 7/18/2036	504
Telecom Italia Capital Company	7.721% 6/4/2038	1,568
Telecom Italia Capital Company	5.303% 5/30/2024 144A	2,419
Time Warner Cable Inc Company	7.300% 7/1/2038	1,041
Time Warner Cable Inc Company	5.000% 2/1/2020	80
Time Warner Cable Inc Company	4.000% 9/1/2021	778
Transcanada Trust Company	5.625% VAR 5/20/2075	1,512
Transcanada Trust Company	5.875%/VAR 8/15/2076	484
Transcanada Trust Company	5.300%/VAR 3/15/2077	2,465
Transcanada Trust Company	5.500%/VAR 9/15/2079	1,810
Unum Corp	6.750% 12/15/2028	93
Ultrapar Internationl SA	5.250% 10/6/2026 144A	751
Ultrapar Internationl SA	5.250% 6/6/2029 144A	1,710
Unicredit Spa	7.296%/VAR 4/2/2034	2,614
UNION PAC 07-3	6.176% 1/2/2031	235
Union Pacific 6 Tr	5.866% 7/2/2030	313
Verizon Communications Inc	4.272% 1/15/2036	1,496
Vodafone Group Plc	7.000%/VAR 4/4/2079	1,936
Wells Fargo & Company	4.100% 6/3/2026	727
Wells Fargo & Company	4.300% 7/22/2027	1,752
Wells Fargo Bank Na	3.550% 8/14/2023	2,226
Xerox Corporporation	4.500% 5/2015/2021	1,561
Zoetis Inc	3.250% 2/1/2023	1,106
Zoetis Inc	3.450% 11/13/2020	455
Zoetis Inc	4.500% 11/13/2025	858

Total Corporate Bonds		177,232

Mortgages Backed Securities
Federal Home Loan Mtg	MLT CTF GT VAR 12/15/2043	521
Federal Home Loan Mtg	MLT CTF GT VAR 3/15/2044	1,056
Federal Natl Mtg Assn	GTD REM PA 1ML+ 12/25/2043	513
Federal Natl Mtg Assn	GTD REM PA 5.000% 5/25/2037	211
Federal Natl Mtg Assn	GTD REM PA 3.500% 12/25/2030	1,720
FHLG	5.500% 1/2035 #G01749	31
FHLG	6.500% 12/2032 #G01767	24
FHLG	6.000% 2/2035 #G01777	1,021
FHLG	5.500% 3/2034 #G01665	70
FHLG	6.500% 10/2026 #G30305	16
FHLG	15YR 6.000% 8/2021 #G12277	4
FHLG	15YR 5.500% 10/1/2020#	3
FHLG	30YR 6.500% 3/1/2038#	48
FHLG	7.000% 11/2038 #G05603	12
FHLG	30YR 5.500% 7/1/2035#	48
FHLG	6.000% 1/2038 #G06238	40
FHLG	6.000% 2/2039 #G06570	54
FHLG	6.000% 1/2039 #G06932	496
FHLG	5.500% 1/2040 #G07074	759
FHLG	30YR 4.500% 9/1/2041#G07568	1,054
FHLG	30YR 4.500% 11/1/2043#G07596	602
FHLG	15YR 6.000% 11/1/2023#	15

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2019
(thousands of dollars)

(a)	(b)	(c)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Current Value

FHLG	15YR 6.000% 3/2023 #G13346	$11
FHLG	15YR 6.000% 2/2022 #G12758	9
FHLG	30YR 4.500% 6/1/2047#G08768	2,282
FHLG	30YR 4.500% 5/1/2048#G08818	5,640
FHLG	30YR 4.500% 8/1/2048#G08832	4,588
FHLG	20YR 4.000% 11/1/2035#C91857	718
FHLG	20YR 3.500% 10/1/2035#C91853	1,094
FHLG	15YR 5.000% 8/2023#J08788	125
FHLG	6.500% 9/2037 #H09070	3
FHLG	6.000% 6/2038 #H09203	6
FHLG	15YR 3.500% 6/1/2034#SB0019	5,222
FHLG	30YR 4.500% 3/2047#V83108	1,720
FHLG	30YR 4.500% 10/1/2048#V84757	3,247
FHLG	30YR 4.500% 2/1/2049#Q61549	5,637
FHLG	30YR 4.500% 6/1/2047#Q48869	1,648
FHLG	30YR 4.500% 2/2045#G60034	891
FHLG	30YR 4.500% 3/2047#G61080	5,895
FHLM	ARM 3.326% 9/2033 #1B1150	34
FHLM	ARM 2.740% 4/2036 #847671	16
FHLM	ARM 2.370% 1/2036 #1H2581	23
FHLM	ARM 2.600% 3/2037 #1G2667	10
FHLM	ARM 5.310% 7/2037 #1G2080	30
FHLM	ARM 5.230% 2/2038 #1Q0479	21
FHLM	ARM 4.930% 6/2038 #1Q0556	17
FHLM	ARM 4.910% 4/2038 #1Q0557	20
FHLM	ARM 5.090% 4/2038 #1Q0558	31
FHLM	ARM 0.000% 7/2038#1Q1400	137
FHLM	ARM 5.430% 10/2038 #848349	18
FHLM	ARM 2.540% 1/1/2042#849254	187
FHLM	ARM 0.000% 1/2045#849625	504
FHLM	ARM 0.000% 5/2044#2B2591	365
FHLM	ARM 2.896% 2/1/2045#2B3797	490
FHLM	ARM 0.000% 8/2046#840380	818
FHLM	ARM 0.000% 5/2045#840402	2,093
FHLM	ARM 2.370% 2/2034 #781274	22
FHLM	ARM 0.000% 9/2036#782735	115
FHMS	2016-K055 X1 VAR 3/2026	49
FHMS	K056 X1 CSTR 5/2026	20
FHMS	K057 X1 CSTR 7/2026	638
FHMS	2017-K065 X1 CSTR 4/2027	117
FHMS	K066 X1 CSTR 6/2027	113
FHMS	2017-K067 X1 CSTR 7/2027	238
FHMS	2019-K090 X1 VAR 2/2052	943
FHR	3312 AB 6.500% 6/2032	22
FNMA	7.000% 11/2037 #256985	26
FNMA	6.500% 2/2038 #310048	16
FNMA	6.000% 3/2033 #555285	51
FNMA	ARM 5.790% 11/2037 #AL0144	5
FNMA	ARM 5.125% 10/2038 #AL1043	24
FNMA	15YR 5.000% #AL2439	112
FNMA	15YR 4.500% #AL4147	226
FNMA	20YR 4.500% #AL4165	2,130
FNMA	ARM 0.000% 2/2044#AL4831	457

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2019
(thousands of dollars)

(a)	(b)	(c)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Current Value

FNMA	ARM 2.990% 2/1/2044#AL4980	$296
FNMA	ARM 2.569% 4/1/2044#AL5129	379
FNMA	30YR 4.500% #AL5441	652
FNMA	30YR 4.500% 7/1/2042#AL5749	792
FNMA	15YR 3.500% 9/1/2028#AL5931	347
FNMA	ARM 2.719% 10/1/2044#AL5968	1,063
FNMA	30YR 4.641% 7/2021#AL6137	175
FNMA	15YR 3.500% 12/1/2029#AL7205	532
FNMA	30YR 4.500% 9/2042#AL7306	1,198
FNMA	30YR 4.500% 9/2045#AL7384	608
FNMA	30YR 4.500% 2/2046#AL9781	1,210
FNMA	15YR 3.500% 9/1/2031#AL9063	1,256
FNMA	30YR 4.500% 2/1/2046#AL9128	259
FNMA	30YR 4.500% #AL9407	361
FNMA	ARM 0.000% 11/1/2046#	1,576
FNMA	30YR 4.500% 7/2046 #AL8816	1,139
FNMA	ARM 4.031% 4/1/2042#	252
FNMA	ARM 12ML+1.565% 3/1/2043#AR6900	662
FNMA	20YR 4.000% 6/1/2034#AS2666	183
FNMA	20YR 3.500% 3/2037#AS9299	803
FNMA	ARM 2.907% 9/1/2044#AT7040	92
FNMA	ARM 0.000% 5/2044#AW4688	304
FNMA	ARM 2.764% 12/1/2044#AX2197	457
FNMA	30YR 4.000% 10/2045#AZ4765	6,635
FNMA	5.500% 2/2033 #677709	53
FNMA	5.500% 2/2034 #725206	17
FNMA	6.000% 3/2034 #725228	193
FNMA	6.000% 3/2034 #725330	258
FNMA	6.500% 12/2032 #735415	114
FNMA	ARM 4.830% 8/2035 #735869	11
FNMA	15YR 6.000% 12/2020 #745238	—
FNMA	ARM 2.530% 1/2036 #745303	22
FNMA	6.000% 6/2035 #745398	28
FNMA	6.000% 4/2034 #745942	34
FNMA	ARM 2.200% 8/2035 #832257	23
FNMA	30YR 4.500% 2/1/2041#BF0199	5,073
FNMA	ARM 0.000% 10/2047#BH9347	1,288
FNMA	30YR 4.500% 5/2048#BJ2763	1,904
FNMA	30YR 4.500% 6/1/2048#BJ9262	3,009
FNMA	30YR 4.500% 1/2043#BM1357	1,059
FNMA	ARM 3.331% 3/1/2048#BM3572	3,033
FNMA	30YR 4.000% 2/1/2047#BM3386	3,160
FNMA	ARM 3.359% 10/1/2049#BM6149	2,451
FNMA	30YR 4.500% 3/1/2049#BN5341	6,321
FNMA	30YR 4.500% 5/1/2048#CA1709	3,682
FNMA	30YR 4.500% 11/1/2048#CA2643	1,862
FNMA	30YR 4.500% 6/1/2048#CA1909	2,453
FNMA	30YR 4.500% 10/1/2048#CA2540	5,704
FNMA	30YR 4.500% 12/1/2048#CA2804	2,245
FNMA	15YR 6.000% 3/2022 #888291	20
FNMA	15YR 6.000% 4/2022 #888365	7
FNMA	15YR 6.000% 12/2021 #888136	9
FNMA	15YR 5.500% 1/2022 #888262	4

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2019
(thousands of dollars)

(a)	(b)	(c)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Current Value

FNMA	15YR 6.000% 8/2022 #888631	$14
FNMA	6.500% 11/2037 #888891	29
FNMA	30YR 6.000% 3/2036 #888956	76
FNMA	15YR 6.000% 3/2023 #889390	22
FNMA	7.000% 12/2037 #889886	36
FNMA	ARM 2.979% 2/2037 #907860	17
FNMA	15YR 6.000% 9/2021 #936482	5
FNMA	6.000% 8/2037 #995487	25
FNMA	5.500% 9/2036 #995575	19
FNMA	15YR 5.500% 3/2024 #995597	10
FNMA	ARM 5.289 10/2038 #995005	10
FNMA	6.000% 5/2036 #995212	82
FNMA	15YR 5.500% 10/2023 #995405	50
FNMA	6.500% 12/2038 #995694	16
FNMA	5.500% 9/2036 #995788	304
FNMA	20YR 4.000% 11/201/2030 #AB1763	267
FNMA	20YR 4.000% 3/1/2034#MA1814	1,518
FNMA	20YR 4.000% 9/1/2034 #MA2055	1,123
FNMA	20YR 4.000% 1/1/2035#MA2141	1,347
FNMA	20YR 4.000% 7/1/2035#MA2366	840
FNMA	20YR 3.500% 4/2037#MA2962	1,677
FNMA	30YR 4.500% 6/1/2048#MA3385	3,426
FNMA	30YR 4.500% 3/1/2049#MA3616	18,475
FNMA	30YR 5.000% 3/1/2049#MA3617	1,321
FNMA	20YRS 4.000% 9/2031 #MA3894	524
FNMA	5.500% 9/2038 #AD0198	120
FNMA	5.500% 4/2037 #AD0249	149
FNMA	15YR 5.500% 1/2024 #AD0284	8
FNMA	5.500% 12/2039 #AD0494	22
FNMA	5.500% 9/2039 #AD0650	19
FNMA	5.500% 6/2036 #AD0663	114
FNMA	5.500% 7/2035 #AD0931	39
FNMA	15YR 5.500% 1/2025 #AE0875	38
FNMA	6.500% 9/2038 #AE0012	89
FNMA	15YR 5.500% 8/2024 #AE0379	9
FNMA	15YR 5.500% 10/2024 #AE0380	45
FNMA	15YR 5.500% 12/2024 #AE0381	156
FNMA	15YR 5.500% 10/2024 #AE0382	31
FNMA	6.500% 1/2039 #AE0442	83
FNMA	15YR 5.500% 5/2024 #AE0620	32
FNR	2009-53 QM 5.500% 5/2039	5
FNR	2008-24 GD 6.500% 3/2037	6
FNR	2009-40 TB 6.000% 6/2039	26
FNR	2010-123 WT 7.000% 11/2040	266
FNW	2003-W2 1A2 7.000% 7/2042	60
FNW	2004-W2 5A 7.500% 3/2044	31
FNW	2004-W8 3A 7.500% 6/2044	24
FNW	2005-W1 1A3 7.000% 10/2044	53
FNW	2007-W10 1A CSTR 8/2047	69
FNW	2007-W10 2A CSTR 8/2047	21
GNR	2018-H05 FE 12ML+7 2/1/1968	3,493
Government Nat Mtg Assn	HECM 12ML+15 12/20/2067	2,603
Government Nat Mtg Assn	HECM 2018-H02 FM 12ML+10 0	2,154

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2019
(thousands of dollars)

(a)	(b)	(c)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Current Value

Government Nat Mtg Assn	HECM 12ML+ 9/20/2067	$2,320
Government Nat Mtg Assn	HECM 2018-H09 FA 12ML+ 4/	2,122
Government Nat Mtg Assn	HECM 2019-H04 FA 12ML+29 0	2,026
Government Nat Mtg Assn	HECM 1ML+35 5/20/2069	1,508
HSBC Holdings	PLC 2.650% 1/205/2022	960
Small Business Administration	SBAP 2007-20D 1 5.320% 4/2027	41
US Dept Veteran Aff airs	GTD REMI PASS 7.500% 6/15/2027	52

Total Mortgages Backed Securities		172,487

U.S. Government Securities
California State	7.550% 4/1/2039	2,206
California State	7.300% 10/1/2039	1,084
California State	7.625% 3/1/2040	1,257
Illinois State	TaxMuni 5.100% 6/1/2033	2,560
New Jersey St Turnpike Auth	NJSTRN 1/2040 Fixed 7.414%	588
New Jersey St Turnpike Auth	NJSTRN 1/2041 Fixed 7.102%	1,632
US Treasury Bond	2.875% 5/15/2049	5,633
US Treasury Bond	2.250% 8/15/2049	1,255
US Treasury Bond	TII 0.625% 4/15/2023	1,110
US Treasury Bond	2.750% 8/31/2025	4,476
US Treasury Bond	3.000% 10/31/2025	4,490
US Treasury Bond	2.500% 2/28/2026	14,054
US Treasury Bond	2.250% 4/30/2024	2,660
US Treasury Bond	2.375% 4/30/2026	6,163
US Treasury Bond	WITII .125% 1/15/2022	1,068
US Treasury Bond	1.625% 11/15/2022	24,745
US Treasury Bond	TII 0.125% 4/15/2022	5,436
US Treasury Bond	1.625% 8/15/2029	9,734
US Treasury Bond	1.375% 8/31/2026	2,439
US Treasury Bond	1.500% 10/31/2024	9,906

Total U.S. Government Securities		102,496

Asset-Backed Securities
SLC Student Loan Trust	3ML+ 2/15/2045	11,727
SLC Student Loan Trust	2007 1 A5 3ML+9 5/15/2037	1,481
SLM Student Loan Trust	3ML+ 7/25/2040	7,855
SLM Student Loan Trust	3ML 10/25/2040	2,201
SLM Student Loan Trust	3ML+60 1/25/2041	2,100
GSBA	GSBA 5.780% 12/1/2021	5
Small Business Administration	SBAP 2005-20E 1 4.840% 5/2025	11
Small Business Administration	SBAP 2005-20G 1 4.750% 7/2025	13
Small Business Administration	SBAP 2005-20I 1 4.760% 9/2025	16
Small Business Administration	SBAP 2006-20A 1 5.210% 1/2026	14
Small Business Administration	SBAP 2006-20C 1 5.570% 3/2026	20
Small Business Administration	SBAP 2006-20G 1 6.070% 7/2026	38
Small Business Administration	SBAP 2007-20A 1 5.320% 1/2027	28
Small Business Administration	SBAP 2007-20C 1 5.230% 3/2027	43
Small Business Administration	SBAP 2007-20G 1 5.820% 7/2027	29

Total Asset-Backed Securities		25,581

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2019
(thousands of dollars)

(a)	(b)	(c)	(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Current Value

Cash Equivalents
State Street Bank & Trust Co	Short Term Investment Fund	$16,423

Receivables		4,580

Liabilities		(1,138)

TOTAL SEPARATE ACCOUNT		502,147

	TOTAL INVESTMENTS PER FINANCIAL STATEMENTS	18,629,276

PARTICIPANT LOANS	Interest rates ranging from 2.23% to 9.50%	111,230

TOTAL INVESTMENTS PER FORM 5500		$18,740,506

Column (d) cost was omitted as all investments are participant-directed.
* Party-in-interest as defined by ERISA.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm, dated June 18, 2020.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN

Date June 24, 2020	/s/ Christine L. Cavallo
Chevron Corporation, Plan Administrator
By: Christine L. Cavallo Assistant Secretary Chevron Corporation